EA Series Trust
19 East Eagle Road
Havertown, PA 19083

November 6, 2023

VIA EDGAR

Mr. David Mathews
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	EA Series Trust (the “Trust”)

Post-Effective Amendment No. 282 to the Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-195493 and 811-22961
WHITEWOLF Publicly Listed Private Equity ETF
WHITEWOLF Commercial Real Estate Finance Income ETF
 (the “Funds”)

Dear Mr. Mathews:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Amendment relating to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. With respect to responses showing revisions made to the registration statement, new language is underlined. Capitalized terms not defined herein have the same meaning as in the Amendment.
1.Staff Comment: In the sentence that reads “Asset Managers, Sponsors, and Advisors are publicly traded asset managers, private equity real estate sponsors, and advisors that provide services to the commercial real estate industry,” please specify the kinds of services provided.
Response: The disclosure has been revised as follows:
“Asset Managers, Sponsors, and Advisors are publicly traded asset managers, private equity real estate sponsors, and advisors that provide financing and asset management services to the commercial real estate industry.”
If you have any questions regarding the above responses, please do not hesitate to contact me at 267-393-5233 or alyssa@etfarchitect.com.

Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Secretary